BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. (“BRF” or ”Company”) (B3: BRFS3; NYSE: BRFS), pursuant article 2, XVII of CVM Resolution 44, dated August 23, 2021, communicates to its shareholders and to the market that it has entered into, on December 28, 2022, a Leniency Agreement with the Controladoria Geral da União (“CGU”) and the Advocacia Geral da União (“AGU”) (“Agreement”).

The Agreement was the result of a deep and detailed internal investigation process carried out by the Company, as of 2018, with the support of external independent advisors, which had the purpose to identify past practices carried out by the Company employees. The investigation process resulted, during the course of past years, in a series of administrative measures, including the dismissal of former employees involved in the identified illegal practices; improvement of the Company corporate governance and integrity system; voluntary cooperation with Brazilian and foreign authorities, and the negotiation of the Agreement.

By means of the Agreement, BRF has undertaken the following commitments: (a) to remediate the identified practices and to adopt preventive measures to prevent that such practices could happen again; (b) to pay the total amount of R$ 583,977,360.48 (five hundred and eighty-three million, nine hundred and seventy-seven thousand, three hundred and sixty reais and forty-eight centavos), subject to the terms below; and (c) to continuously improve its integrity program with the support and monitoring of the CGU. Furthermore, as a result of the Agreement, the signatory authorities will terminate administrative proceedings filed against BRF, in addition to undertaking not to file lawsuits against the Company as regards to the matters covered by the Agreement.

The amount mentioned above is to be paid by BRF to the Federal Government in 5 (five) annual installments, starting on June 30th, 2023, and may be paid (i) by offsetting the balance of tax losses carryforward and the negative basis of the Contribuição Social sobre o Lucro Líquido (CSLL) in the determination of the Imposto sobre a Renda das Pessoas Jurídicas and the CSLL up to the limit of 70% (seventy percent) of such amount; (ii) by offsetting against tax credits held by BRF against the Federal Government; (iii) by offsetting against credits contemplated in writs of payment (precatórios) held by BRF against the Federal Government; or (iv) in cash. BRF undertook to provide the Federal Government with a collateral in the form of a bank guarantee, deposit in an escrow account, collateral security, or insurance-guarantee, in an amount equivalent to one instalment of the amount due.

The Company, as from the negotiation phase of the Agreement until full compliance with obligations undertaken therein, undertook to make its best efforts to cooperate with the public authorities involved, and shall uphold its public commitment to pursue the process of continuous improvement of its corporate governance and compliance practices.

BRF shall keep its shareholders and the market duly updated as to any new information related to compliance with the Agreement.

São Paulo, December 28th, 2022

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.